Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 21 - 2013

APRIL 24, 2013
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES THAT LEADING INDEPENDENT PROXY ADVISORY FIRM INSTITUTIONAL SHAREHOLDER SERVICES INC. (ISS) HAS RECOMMENDED AURIZON SHAREHOLDERS VOTE “FOR” THE HECLA ARRANGEMENT

The Board of Directors of Aurizon Mines Ltd. (TSX:ARZ) (NYSE MKT:AZK) (“Aurizon” or the “Company”) announced today that Institutional Shareholder Services Inc. (“ISS”) has recommended that its clients vote FOR a special resolution approving the proposed transaction whereby Hecla Mining Company (“Hecla”) will acquire all of the issued and outstanding common shares of Aurizon, in exchange for CAD$4.75 per Aurizon share or 0.9953 of a Hecla share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of approximately 57,000,000 Hecla shares (the "Hecla Arrangement").

ISS is a leading independent international corporate governance analysis and proxy advisory firm. ISS makes its recommendation after carefully considering what is in the best interests of shareholders. Its recommendations assist shareholders in making voting choices regarding proxy voting decisions.

In making its recommendation that Aurizon shareholders vote FOR the resolution pertaining to the Hecla Arrangement, ISS said:

“It appears that the Hecla Arrangement represents a superior proposal to the prior Alamos offer. The Arrangement provides a maximum Cash Consideration of approximately $513.6 million, 68% higher than the maximum $305 million cash that was available under the Alamos offer. In light of the improved transaction terms, the significant premium and no significant governance concerns, a vote FOR this resolution is warranted.”*

The board of directors of Aurizon unanimously recommends that Aurizon securityholders vote to approve the Hecla Arrangement, and each of the directors and senior officers of Aurizon has agreed to support the Hecla Arrangement.

Said David Hall, Chairman of Aurizon: “We are pleased that ISS has affirmed our recommendation that Aurizon securityholders vote in favour of the Hecla Arrangement at the Special Meeting in person or by proxy. This is an important resolution, and we urge all securityholders vote, no matter how many shares you hold or control.”

Special Meeting

The special meeting of the shareholders and optionholders of Aurizon and will be held on May 9, 2013 at The Vancouver Club, in the University Room, 3rd Floor, 915 West Hastings Street, Vancouver, BC, V6C 1C6 at 1:00 p.m. PST.

How to vote

Instructions for Aurizon securityholders on how to vote and how to elect the form of consideration they wish to receive under the Hecla Arrangement are included in the Proxy Circular that was mailed to shareholders on April 12, 2013 and filed with SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Special Meeting materials are also available on Aurizon's website at www.aurizon.com under the Hecla Agreement tab.

News Release – April 24, 2013

AURIZON ANNOUNCES THAT LEADING INDEPENDENT PROXY ADVISORY FIRM INSTITUTIONAL SHAREHOLDER SERVICES INC. (ISS) HAS RECOMMENDED AURIZON SHAREHOLDERS VOTE “FOR” THE HECLA ARRANGEMENT

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For assistance

Shareholders who have questions or require any assistance in completing their proxy or voting instruction form can contact Georgeson by calling toll free in North America at 1-888-605-7616, calling collect from outside North America at 1-781-575-2422, or by email at askus@georgeson.com.

Details of the Hecla Agreement

Under the terms of the Hecla Agreement announced on March 4, 2013, Aurizon shareholders may elect to receive in exchange for each Aurizon share, CAD$4.75 per share or 0.9953 of a Hecla share or a combination of both, subject in each case to pro-ration based on a maximum cash consideration of approximately CAD$513.6 million and a maximum of approximately 57,000,000 Hecla shares. Assuming that all shareholders elect to receive either cash or Hecla shares, the consideration will be fully pro-rated with each shareholder being entitled to receive CAD$3.11 in cash and 0.3446 of a Hecla share for each Aurizon share.

* Permission to quote from the ISS Report was neither sought nor obtained.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

About Hecla

Established in 1891, Hecla believes it is the largest and lowest-cost primary silver producer in the U.S. The company has two operating mines and exploration properties in four world-class silver mining districts in the U.S. and Mexico. Additional information on Hecla and its properties is available on its website at http://hecla-mining.com.

Media Contact:

Longview Communications

Trevor Zeck (604) 694-6037

Investor Contact:

Jennifer North, Manager Investor Relations

Aurizon Mines Ltd.

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600 Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)

Email: info@aurizon.com Website: www.aurizon.com

Information Agent

Georgeson

Toll Free (North America):
1-888-605-7616

Outside North America Call Collect:
1-781-575-2422

Email: askus@georgeson.com